Filed Pursuant to Rule 433
Registration No. 333-170890
IDEX Corporation
Pricing Term Sheet

Issuer:	IDEX Corporation
Security Description:	4.200% Senior Notes due 2021
Principal Amount:	$350 million
Trade Date:	December 8, 2011
Settlement Date:	T+3; December 13, 2011
Maturity Date:	December 15, 2021
Interest Payment Dates:	June 15 and December 15, commencing June 15, 2012
Coupon (Interest Rate):	4.200%
Public Offering Price:	99.749%
Yield to Maturity:	4.231%
Benchmark Treasury:	UST 2.000% due November 15, 2021
Benchmark Treasury Price / Yield:	100-5+ / 1.981%
Spread to Benchmark Treasury:	+ 225 bps
Optional Redemption:	Prior to September 15, 2021, redeemable at any time at the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) from the redemption date through the stated maturity of the notes being redeemed, in each case discounted to the date of redemption on a semi annual basis (assuming a 360 day year consisting of twelve 30 day months) at the Treasury Rate (as defined in the preliminary prospectus supplement) plus 35 basis points, plus accrued and unpaid interest to the redemption date.

On or after September 15, 2021, redeemable at any time at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to the redemption date.
CUSIP/ISIN:	45167R AF1 / US45167RAF10
Ratings*:	Baa2 / BBB / BBB+
Use of Proceeds:	We intend to use approximately $306 million of the net proceeds of this offering to repay a portion of the outstanding indebtedness under our domestic, multi-currency Credit Facility (as defined in the preliminary prospectus supplement). The balance of our net proceeds will be used for general corporate purposes, which may include strategic acquisitions that complement our business model.
Joint Book-Running Managers:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC
Senior Co-Managers:	Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc
U.S. Bancorp Investments, Inc.
Co-Managers:	Barclays Capital Inc.
Fifth Third Securities, Inc.
HSBC Securities (USA) Inc.
PNC Capital Markets LLC
The Williams Capital Group, L.P.
BMO Capital Markets Corp.

*	Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or Wells Fargo Securities, LLC toll-free at (800) 326-5897.